December 4, 2014

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:  Larry Spirgel

Re:	Boingo Wireless, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 17, 2014
Response dated November 18, 2014
File No. 001-35155

Dear Mr. Spirgel:

This letter responds to the comment set forth in the letter to Boingo Wireless, Inc. (the “Company”) dated November 21, 2014 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”). For your convenience, we have repeated and numbered the comment from the November 21, 2014 letter in italicized, bold print, and the Company’s response is provided below each comment.

Note 2. Summary of significant accounting policies

Revenue recognition, page F-15

1.                                    We note your response to comment 4. Please disclose when your upfront build-out fees are recognized other than when they are deferred, as stated in your response. In addition, tell us whether the estimated customer relationship period exceeds the related initial service contract period. If so, tell us the factors you considered in concluding that the estimated customer relationship period is the appropriate period to recognize the upfront build-out fees. Refer to your basis in the accounting literature.

We will include the following disclosure in our upcoming Form 10-K for the year ended December 31, 2014:

“Periodically, we install and sell Wi-Fi and DAS networks to customers where we do not have service contracts or remaining obligations beyond the installation of those networks and we recognize build-out fees for such projects as revenue when the installation work is completed and the network has been accepted by the customer.”

In accordance with SAB Topic 13.A.3f, we defer our upfront build-out fees and recognize them over the longer of (1) the initial contractual term of the arrangement or (2) the estimated customer relationship period. We generally recognize our upfront build-out fees over the initial contractual term of our customer agreements; however, the customer relationship period can exceed the initial contractual term if the relationship with the customer is expected to extend beyond the initial term and the customer continues to benefit from the payment of the upfront build-out fee. We consider the following factors in our evaluation of the estimated customer relationship period: expected renewals of our customer agreements including consideration of renewal terms explicitly provided for in our customer agreements, our operating history with the customer, the timing and nature of the build-out work impacting the period over which the customer could reasonably be expected to recover and earn a reasonable return on the upfront build-out fee, and our current relationship and discussions with the customer.

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Securities and Exchange Commission

December 4, 2014

Please contact me at telephone number (310) 586-4255 if you have any questions about this response letter.

Sincerely yours,

Boingo Wireless, Inc.

/s/ Peter Hovenier
Peter Hovenier
Chief Financial Officer

cc:	Efren Medina, Esq.
Boingo Wireless, Inc.

Ilan Lovinsky, Esq.
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP